Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31 DECEMBER 2022

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2022 together with comparative figures, as follows:

Financial Highlights

Results	For the year ended 31 December
	2022	2021	Change
	HK$’000	HK$’000
Revenue	341,241	391,035	(13)%
Graphene products	214,614	242,921	(12)%
Landscape architecture	122,856	130,149	(6)%
Catering	3,771	17,965	(79)%
Adjusted EBITDA*	74,463	76,557	(3)%
Graphene products	46,548	53,872	(14)%
Landscape architecture	24,498	6,669	267%
Catering	3,417	16,016	(79)%
Loss before tax	(71,971)	(49,774)	45%
Loss attributable to owners of the parent	(69,663)	(53,546)	30%
	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(12.2)	(11.0)	11%

Results	At 31 December
	2022	2021	Change
	HK$’000	HK$’000
Total assets	894,676	1,096,905	(18)%
Net assets	369,842	191,012	94%
Shareholder’s equity	380,584	197,306	93%
Cash and bank balances	31,470	30,240	4%
Debt	285,007	469,759	(39)%

*	Adjusted EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment of other intangible assets and property, plant and equipment, share of loss of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets and corporate expenses.

Consolidated Statement of Profit or Loss

Year ended 31 December 2022

		2022	2021
	Notes	HK$’000	HK$’000
REVENUE	4	341,241	391,035
Cost of sales	5	(221,279)	(242,690)
GROSS PROFIT		119,962	148,345
Other income and gains	4	30,013	21,043
Gain on extension of promissory note		—	51,435
Gain on promissory note derecognised		3,673	—
Selling and marketing expenses		(5,375)	(10,159)
Administrative expenses		(155,546)	(187,304)
Impairment on financial and contract assets, net	5	(19,040)	(11,342)
Impairment of property, plant and equipment	5	—	(1,726)
Finance costs	6	(45,409)	(59,710)
Share of loss of:	5
Associates		(249)	(356)
LOSS BEFORE TAX	5	(71,971)	(49,774)
Income tax credit/(expense)	7	2,321	(1,253)
LOSS FOR THE YEAR		(69,650)	(51,027)
Attributable to:
Owners of the parent		(69,663)	(53,546)
Non-controlling interests		13	2,519
		(69,650)	(51,027)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic
– For loss for the year		HK (12.2 cents)	HK (11.0 cents)
Diluted
– For loss for the year		HK (12.2 cents)	HK (11.0 cents)

Consolidated Statement of Comprehensive Income

Year ended 31 December 2022

	2022	2021
	HK$’000	HK$’000
LOSS FOR THE YEAR	(69,650)	(51,027)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations	(58,823)	20,819
	(58,823)	20,819
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods:
Equity investments designated at fair value through other comprehensive income:
Changes in fair value	(1,151)	41
Income tax effect	51	(6)
	(1,100)	35
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	(59,923)	20,854
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(129,573)	(30,173)
Attributable to:
Owners of the parent	(129,741)	(33,088)
Non-controlling interests	168	2,915
	(129,573)	(30,173)

Consolidated Statement of Financial Position

31 December 2022

		2022	2021
	Notes	HK$’000	HK$’000
NON-CURRENT ASSETS
Property, plant and equipment		35,403	74,592
Goodwill		101,939	101,939
Other intangible assets		512,089	608,606
Investments in associates		227	521
Investments in Joint ventures		—	—
Equity investments designated at fair value through other comprehensive income		94	1,312
Prepayments, deposits and other receivables		4,902	131
Deferred tax assets		4,903	3,316
Total non-current assets		659,557	790,417
CURRENT ASSETS
Inventories		16,901	37,809
Trade and bills receivables	10	103,019	123,520
Prepayments, deposits and other receivables		52,691	69,723
Financial assets at fair value through profit or loss		31	—
Contract assets		30,634	43,870
Tax recoverable		373	103
Pledged bank deposits		—	1,223
Cash and bank balances		31,470	30,240
Total current assets		235,119	306,488

		2022	2021
	Notes	HK$’000	HK$’000
CURRENT LIABILITIES
Trade payables	11	13,398	8,875
Other payables and accruals		89,206	147,456
Lease liabilities		5,146	7,918
Interest-bearing borrowings		128,450	169,876
Convertible notes		16,585	—
Tax payable		33,898	39,740
Dividends payable		1,511	—
Total current liabilities		288,194	373,865
NET CURRENT LIABILITIES		(53,075)	(67,377)
TOTAL ASSETS LESS CURRENT LIABILITIES		606,482	723,040
NON-CURRENT LIABILITIES
Lease liabilities		18,648	53,232
Interest-bearing borrowings		13,500	11,577
Promissory note		90,074	264,681
Convertible notes		36,398	23,625
Consideration payable		—	86,500
Deferred tax liabilities		78,020	92,413
Total non-current liabilities		236,640	532,028
NET ASSETS		369,842	191,012
EQUITY
Equity attributable to owners of the parent
Share capital		6,835	5,091
Preference shares		3,236	—
Other reserves		370,513	192,215
		380,584	197,306
Non-controlling interests		(10,742)	(6,294)
Total equity		369,842	191,012

1.	CORPORATE AND GROUP INFORMATION

The Company was incorporated in the Cayman Islands and has its registered office at Windward 3, Regatta Office Park, PO box 1350, Grand Cayman KY1-1108, Cayman Islands. The Group’s principal place of business in Hong Kong is 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture and catering businesses.

2.	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which include all International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) They have been prepared under the historical cost convention, except for equity investments and financial assets at fair value through profit and loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated. All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

The Group recorded a net loss of HK$69,663,000 for the year ended 31 December 2022 and net current liabilities of HK$53,075,000 as at 31 December 2022. As at 31 December 2022, the Group’s interest-bearing borrowings repayable within twelve months amounted to HK$128,450,000 while the Group’s unrestricted cash and cash equivalents was HK$31,470,000. These facts and circumstances, together with the capital commitments, indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern in the foreseeable future.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period, taking into account the followings:

(i)	The Group has taken various cost control measures to tighten the costs of operations, including closing down under-performing restaurants;

(ii)	The Group is currently negotiating with the lenders to extend the repayment of the related debts, of which, approximately HK$10,000,000 of the corporate bonds have subsequently been extended to February 2025;

(iii)	Subsequent to 31 December 2022, a holder of convertible notes with principal value of US$2,800,000 (equivalent to HK$ 21,700,000 at the fixed exchange rate of HK$7.75: US$1) served a notice requesting the Company to convert those convertible notes into 33,384,615 ordinary shares of the Company; and

(iv)	The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities.

Taking into account their evaluation and other measures above, the directors of the Company are of the opinion that the Group will have sufficient working capital to finance its operations and meet its financial obligations as and when they fall due in foreseeable future. Accordingly, the consolidated financial statements of the Group have been prepared on a going concern basis.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the value of assets to their recoverable amounts, to provide for any further liabilities that may arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities, respectively. The effects of these adjustments have not been reflected in the consolidated financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group’s annual period beginning on 1 January 2022 for the preparation of these consolidated financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021
Amendments to IAS 16	Property, Plant and Equipment – Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Amendments to IFRSs	Annual Improvements to IFRSs 2018-2020

The application of these amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

4.	REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

	2022	2021
	HK$’000	HK$’000
Revenue for contracts with customers
Sale of graphene products	214,614	242,921
Landscape architecture design	122,856	130,149
Catering revenue	—	3,755
Catering management service	3,771	14,210
	341,241	391,035

Revenue for contracts with customers

(i)	Disaggregated revenue information

For the year ended 31 December 2022

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Sale of graphene products	214,614	—	—	214,614
Landscape architecture services	—	122,856	—	122,856
Catering revenue	—	—	—	—
Catering management services	—	—	3,771	3,771
Total Revenue	214,614	122,856	3,771	341,241
Geographical markets
Mainland China	214,614	97,706	3,771	316,091
Hong Kong	—	23,204	—	23,204
Others	—	1,946	—	1,946
Total Revenue	214,614	122,856	3,771	341,241
Timing of revenue recognition
Goods transferred at a point in time	214,614	—	—	214,614
Services transferred over time	—	122,856	3,771	126,627
Total Revenue	214,614	122,856	3,771	341,241

For the year ended 31 December 2021

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Sale of graphene products	242,921	—	—	242,921
Landscape architecture services	—	130,149	—	130,149
Catering revenue	—	—	3,755	3,755
Catering management services	—	—	14,210	14,210
Total Revenue	242,921	130,149	17,965	391,035
Geographical markets
Mainland China	242,921	105,869	17,965	366,755
Hong Kong	—	23,220	—	23,220
Others	—	1,060	—	1,060
Total Revenue	242,921	130,149	17,965	391,035
Timing of revenue recognition
Goods transferred at a point in time	242,921	—	3,755	246,676
Services transferred over time	—	130,149	14,210	144,359
Total Revenue	242,921	130,149	17,965	391,035

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

Catering services

The performance obligation is satisfied upon delivery of catering products and payment at the same time.

Management services

The performance obligation is satisfied over time as services are rendered. Management service contracts are for periods of more than one year.

	2022	2021
	HK$’000	HK$’000
Other income
Service income	7,656	6,575
Dividend income from equity investments at fair value through other comprehensive income	60	102
Interest income	1,465	1,199
Waiver of interest on convertible notes	4,765	1,785
Waiver of interest on other borrowing	392	—
Profit guarantee compensation	2,327	1,686
Government grants	7,807	4,730
Foreign exchange differences, net	209	914
	24,681	16,991
Gains
Payables written back	160	1,850
Gain on lease termination	42	867
Gain on lease modification	3,652	—
Others	1,478	1,335
	5,332	4,052
	30,013	21,043

Government grants were received for government departments and for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

5.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

		2022	2021
	Notes	HK$’000	HK$’000
Cost of inventories sold		151,456	164,330
Cost of services provided		69,823	78,360
Cost of sales		221,279	242,690

Depreciation of plant, property and equipment		3,628	5,169
Depreciation of right-of-use assets		9,199	12,108
Amortisation of other intangible assets		47,132	49,670
		59,959	66,947
Research and development costs:
Current year expenditure		16,439	22,727
Impairment of property, plant and equipment		—	1,726
Share of loss of associates		249	356
Lease payments for lease less than 12 months		1,106	826
Audit and related services fees paid to:
– HK auditors		1,760	1,760
– US auditors		2,605	2,223
– Other auditors		377	558
		4,742	4,541
Employee benefit expense (including directors’ and chief executive’s remuneration):
Wages and salaries		85,520	102,785
Equity-settled share-based payment expenses		—	11,688
Pension scheme contributions (defined contribution scheme)		14,554	19,695
Welfare and other benefits		591	2,133
		100,665	136,301
Foreign exchange differences, net		787	(914)
Loss on disposal of property, plant and equipment		—	195
Impairment of financial and contract assets:
Impairment of trade receivables, net	11	6,052	8,211
Impairment of contract assets, net		9,745	1,310
Impairment of financial assets included in prepayments, other receivables and other assets, net		3,243	1,821
		19,040	11,342

6.	FINANCE COSTS

	2022	2021
	HK$’000	HK$’000
Interest on interest-bearing borrowings	11,543	21,008
Interest on convertible notes	18,999	8,119
Interest on promissory note	10,832	24,989
Interest on lease liabilities	4,035	5,594
	45,409	59,710

7.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計 (上海) 有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 18 November 2020 and is entitled to a preferential corporate income tax rate of 15% (2021: 15%) for a period of three years ended 31 December 2022.

前海泛亞景觀設計 (深圳) 有限公司 has been provided at the rate of 15% (2021: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 was granted with the qualification of HNTE on 12 October 2022 and is entitled to a preferential corporate tax rate of 15% (2021: 15%) for a period of three years ending 31 December 2024.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2021: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

Thai Gallery SRL is required to pay tax equivalent to 27.9% of taxable income, including 24% for the standard rate of Italy corporate tax (“IRES”) and 3.9% for the Italian regional production tax rate (“IRAP”).

	2022	2021
	HK$’000	HK$’000
Current – Mainland China	6,506	7,993
Current – Hong Kong	—	—
	6,506	7,993
Deferred tax	(8,827)	(6,740)
Total tax (credit)/expenses for the year	(2,321)	1,253

8.	DIVIDEND

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2022 and 2021.

9.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 572,592,877 (2021: 487,825,400) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2022 and 2021 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2022	2021
	HK$’000	HK$’000
Loss
Loss attributable to ordinary equity holders of the parent	(69,663)	(53,546)
Shares
Weighted average number of ordinary share in issue during the year used in the basic loss per share calculation	572,592,877	487,825,400

10.	TRADE AND BILLS RECEIVABLES

	2022	2021
	HK$’000	HK$’000
Trade and bills receivables	162,516	182,132
Impairment	(59,497)	(58,612)
	103,019	123,520

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bills receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivable balances. Trade and bills receivables are non- interest-bearing.

An aging analysis of the trade and bills receivables at the end of each reporting period, based on the invoice date and net of loss allowance for lifetime expected credit losses is as follows:

	2022	2021
	HK$’000	HK$’000
Within 6 months	91,452	108,532
Over 6 months but within 1 year	7,633	11,625
Over 1 year but within 2 years	3,610	2,570
Over 2 years but within 3 years	324	793
	103,019	123,520

11.	TRADE PAYABLES

An aging analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	2022	2021
	HK$’000	HK$’000
Within 1 year	8,789	2,913
Over 1 year but within 2 years	91	2,312
Over 2 years but within 3 years	1,577	1,143
Over 3 years	2,941	2,507
	13,398	8,875

The trade payables are non-interest-bearing and are normally settled within three months.

Included in the Group’s trade payables are an amount due to Pubang of HK$nil (2021: HK$1,103,000).

MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS REVIEW

Despite challenging macroeconomic conditions in 2022 such as geopolitical tensions, inflation, and the aftereffects of the global pandemic, the Group achieved several significant developments this year. In August 2022, the American Depository Shares (“ADS”) of the Group has successfully been listed on the New York Stock Exchange American (“NYSE American”) with the stock symbol GRFX. The NYSE is one of the preeminent investment markets and exchanges in the world. The listing of the ADS on NYSE American is our official introduction to the American investment community. Investors in addition to potential customers and suppliers in the North America will have access to gain greater knowledge in the Group and its mission to help building a better world through its activities in the global electrification initiative.

The proliferation of the EV market in China positioned the Group as an early market leader. Leveraging both the market positioning and timing, the Group has in parallel begun the implementation of a new natural graphite anode material production facility in Heilongjiang, China to capitalize on this growth. Furthermore, we anticipate the energy storage system vertical will spur the next wave of major growth, lifting the battery sector even further. The strategy of the Group is to sell all our Chinese-made anode material into this growing and accelerating Asia- Pacific market.

Graphex Technologies LLC, led by its CEO Mr. John DeMaio, has also made significant progress securing graphite flake supplies from Canada, Brazil, Australia and Africa as well as offtake negotiation with US customers. The production facility in Warren, Michigan obtained a pre-construction permit allowing the joint venture company, Graphex Michigan I LLC, to begin structural construction work for it. In parallel to the Warren facility, Mr. DeMaio has been exploring and conducting feasibility studies for the establishment of additional anode material production facilities in Detroit and Canada. These are some highlights of the effort of Mr. DeMaio and his team in securing participation in the US supply chain demand of critical materials for the EV market. This strategy is partly in response to the US Inflation Reduction Act passed in 2022 which may preclude material made in China. Graphex Technologies LLC will become one of the major revenue generating subsidiaries of the Group in the foreseeable future.

The Group’s investments in research are a fundamental driver for the road ahead.

Graphene Products Business

In spite of the fact that the COVID massive infection in China during November and December 2022 caused certain interruptions on logistics and production, the revenue contributed by the Graphene Products Segment for the year ended 31 December 2022 recorded a year-to-year decline of 12% to approximately HK$ 214.6 million, representing 62.9% of the total revenue of the Group. The adjusted EBITDA of Graphene Products Segment is down 14% to approximately HK$46.5 million compared to that of 2021.

For the year ended 31 December 2022, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2022. The Group looks forward to commencing in the production expansion in China as well as the United States in the coming months.

Graphite anode material comprises, by weight, around 25% of the typical lithium-ion battery used in EVs. As the replacement of gasoline vehicles by EVs speeds up in every country, there is intense focus being placed by battery manufacturers, automakers, and even governments, on the need to localize supply of critical minerals including graphite for EV battery production. Lithium-ion batteries use deep processed graphite as anode material and there is no substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next couple of years.

Landscape Architecture Design Business

For the year ended 31 December 2022, the Landscape Architecture segment contributed revenue of approximately HK$122.9 million, representing approximately 36.0% of the Group’s total revenue, with an adjusted EBITDA of approximately HK$24.5 million, representing approximately 32.9% of the Group’s total adjusted EBITDA. The Gross profit margin of the Landscape Architecture business was 51% and adjusted EBITDA margin was 19.9%.

The reduce in revenue mainly because of the slowdown in real estate development in China. We have exercised rigorous cost control on our business to sustain our operation while maintaining the quality of our production. Meanwhile, we shall continue to promote our initiative in Recharge Cities. We believe our promotion in the utilization of energy storage with clean energy production is a way to practice our ESG commitments.

The number of new contracts and contract sum entered by the Group during 2020 to 2022 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum
		(HK$’million)
2022	121	113.9
2021	127	143.5
2020	140	226.0

Catering Business

For the year ended 31 December 2022, the catering segment contributed revenue of approximately HK$3.8 million, representing approximately 1.1% of the Group’s total revenue. The drop in revenue of the Catering business is mainly due to the closure of restaurants in various locations in 2020 and 2021 due to COVID-19 pandemics. With the end of the profit guarantee period in 2021 of Thai Gallery (HK) Limited, the revenue of catering business is not expected to have significant contributions to the Group’s performance and financial position.

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$214.6 million to the Group, representing a decrease of approximately 11.7%, compared with HK$242.9 million for the year ended 31 December 2021. The Group’s total revenue decreased to approximately HK$341.2 million, compared with HK$391.0 million for the year ended 31 December 2021, representing a decrease of approximately 12.7%.

Cost of sales

Cost of sales decreased to approximately HK$221.2 million for the year ended 31 December 2022, representing a decrease of approximately 8.9%, as compared with that of approximately HK$242.7 million for the year ended 31 December 2021. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the catering and Graphene business. The decrease was generally in line with the decrease in revenue derived from the Graphene segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$120.0 million for the year ended 31 December 2022, representing a decrease of approximately 19.1%, as compared with that of approximately HK$148.3 million for the year ended 31 December 2021.

Gross profit margin decreased by approximately 2.7 percentage points to approximately 35.2% for the year ended 31 December 2022, as compared with that of approximately 37.9% for the year ended 31 December 2021. The overall decrease in gross profit margin was due to the decrease of gross profit margin in graphene products segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses decreased to approximately HK$160.9 million for the year ended 31 December 2022, representing a decrease of approximately 18.5%, as compared with that of approximately HK$197.5 million for the same period in 2021. The decrease was mainly due to (i) the decrease in share-based payment expenses including share options granted and share awards to directors, employees and consultants in 2021 while no such share-based payment expenses in 2022; (ii) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented in 2022, and (iii) the decrease in research and development cost for graphene products.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$19.0 million for the year ended 31 December 2022, representing an increase of approximately 68.1%, as compared with that of approximately HK$11.3 million for the same period in 2021. The increase mainly reflected the Group’s increase in credit loss under the less favourable market and economic environment which negatively affected the Group’s collectibility on financial and contract assets related to landscape architecture segment.

Gain on promissory note derecognised

On 25 March 2022, the promissory note holder subscribed 323,657,534 non-convertible preference share issued by the Group at HK$236,270,000 which shall be satisfied in full by setting off against the Group’s obligation of the promissory note. A gain on promissory note of approximately HK$3.7 million is recognised in profit or loss for the year ended 31 December 2022.

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$69.7 million for the year ended 31 December 2022, as compared with loss attributable to owners of the parent of approximately HK$53.5 million for the year ended 31 December 2021.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December		As at 31 December
	2022		2021
	HK$’000		HK$’000
Current assets	235,119		306,488
Current liabilities	288,194		373,865
Current ratio	0.82	x	0.82	x

The current ratio of the Group at 31 December 2022 was approximately 0.82 times as compared to that of approximately 0.82 time at 31 December 2021.

At 31 December 2022, the Group had a total cash and bank balances of approximately HK$31.5 million (31 December 2021: HK$30.2 million). The cash and bank balances were mainly held in HKD and RMB.

At 31 December 2022, the Group’s gearing ratio was approximately 76.9% (represented by total interest-bearing other borrowings, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2021: 245.9%).

At 31 December 2022, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2022, the Company had outstanding issued bonds of approximately HK$115.4 million, issued promissory notes of approximately HK$90.1 million, convertible notes of HK$53.0 million and 683,493,072 shares ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2022.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 31 December 2021 and 2022, the Group had the following capital commitments at the end of the reporting period:

	2022	2021
	HK$’000	HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	7,523	—

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the “Project”). The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of highpurity spherical graphite by the second quarter of 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of highpurity spherical graphite and 10,000 metric tons of battery anode materials by 2024. It is estimated that the Company’s total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 31 December 2022, the Group had around 408 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs.

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014. During the year ended 31 December 2022, there was nil share options granted (2021: 25,500,000) under the Share Option Scheme.

On 21 August 2014, the Company has adopted one share award scheme (the “Share Award Scheme”). The principal objectives of the Share Award Scheme are (i) to recognise the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group. Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). The purposes and objectives of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of the Earthasia (International) Limited group and to attract suitable personnel for further development of the Earthasia (International) Limited group. Details of the EIL Share Award Scheme were set out in the announcement of the Company dated 19 January 2021.

Subsequent to the end of the reporting period, the Board has resolved to terminate the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company’s announcement dated 9 January 2023 and circular dated 12 January 2023.

EVENTS AFTER THE REPORTING PERIOD

a)	On 13 February 2023, the Company entered into a memorandum of understanding with two independent third parties in relation to the intention to purchase no more than 25.991% equity interest in a company established in the PRC with limited liability. Further details are set out in the Group’s announcement dated 13 February 2023.
b)	Subsequent to 31 December 2022, a holder of convertible notes with principal value of US$2,800,000 (equivalent to HK$ 21,700,000 at the fixed exchange rate of HK$7.75: US$1) served a notice requesting the Company to convert those convertible notes into 33,384,615 ordinary shares of the Company.
c)	Subsequent to 31 December 2022, certain holders of bonds with aggregate carrying amount of approximately HK$10,000,000 have agreed in writing to extend the maturities of the relevant bonds to February 2025.

PROSPECTS

Expansion of the production capacity of natural graphite anode material is the key for the aggregate growth of the Group. The expansion plan in China will increase the production capacity of graphite anode material from 10,000 metric tons to 40,000 metric tons. In parallel, the establishment of the production facilities in Michigan, USA will start from a production capacity of 15,000 metric tons, with significant opportunity for further expansion as the market grows. There are 13 new battery cell Gigafactory’s coming online in the United States by 2025, according to the Department of Energy. TD Cowen forecasts the US to have approximately 920 Gigawatts of annual battery manufacturing capacity by 2031, the year the IRA tax credits are set to expire. With an average electric car having a 60kWh battery, 920 Gigawatts will be enough production for 15 million vehicles per year. At 70kg/Graphite per vehicle, 920 Gigawatts would require 1 million tons of graphite anode material in the United States alone. In 2022, the total worldwide production volume of Graphite was 1.3 million tons.

In order to present an end-to-end (aka mine-to- battery) solution to the battery gigafactories, the Group is securing upstream supply commitments from various graphite mining operations around the world. Securing upstream supplies coupled with our proven midstream experience represents an industry-scale solution that can provide the volume, quality, and resiliency to truly liberate at least the graphite element of the US supply chain from sole-source dependency and geopolitical influences.

The Group recognizes the importance of producing battery anode material in a responsible and environmentally friendly manner. The Group is conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. The Group regularly assesses the current ESG measures and constantly finds way to improve the ESG standard and strengthen the sustainability.

CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Listing Rules during the reporting period ended 31 December 2022. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standards as set out in the Model Code during the year ended 31 December 2022.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2022, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

FINAL DIVIDEND

The Board does not recommend the payment of any final divided in respect for the year ended 31 December 2022.

REVIEW OF ANNUAL RESULTS

The Group’s annual results for the year ended 31 December 2022 have been reviewed by the audit committee of the Company, which was of the opinion that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and adequate disclosures have been made.

SCOPE OF WORK OF CROWE (HK) CPA LIMITED

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended 31 December 2022 as set out in the preliminary announcement have been agreed by the Company’s auditors, Crowe (HK) CPA Limited, Certified Public Accountants (“Crowe”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Company’s auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Company’s auditors on the preliminary announcement.

EXTRACT OF THE AUDITOR’S REPORT

The following is an extract of the independent auditor’s report on the Group’s consolidated financial statements for the year ended 31 December 2022.

OPINION

We have audited the consolidated financial statements of Graphex Group Limited (“the Company”) and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at 31 December 2022, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2022, the Group incurred a loss attributable to owners of the parent of HK$69,663,000 and, as at 31 December 2022, the Group’s current liabilities exceeded its current assets by HK$53,075,000. These conditions, along with other matters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in this respect.

PUBLICATION OF ANNUAL REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The annual report will be available on the above websites in due course.

ACKNOWLEDGEMENT

The chairman of the Board would like to thank the Board, the management and all of our staff for their hard work and dedication, as well as our shareholders of the Company for their support to the Group.

By Order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 30 March 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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